18005257

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-32283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CION Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 36th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ng - VP, Regulatory Compliance Officer — 212-418-4734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2018
Washington DC
413

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CION Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Douglas S. Crossman, Senior Managing Director

Title

ERIC A. PINERO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02PI6347974
Qualified in Nassau County
Commission Expires September 19, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Statement of Financial Condition

Year Ended December 31, 2017

Contents

Facing Page and Oath or Affirmation
Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of CION Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CION Securities, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2018

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CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 2,551,120
Prepaid expenses	203,651
Due from affiliates	1,576,713
Due from Parent	37,502
Total assets	$ 4,368,986
Liabilities and member's equity	
Liabilities:	
Accrued expenses	$ 28,263
Total liabilities	28,263
Member's equity:	
Member's contributions	34,816,100
Accumulated deficit	(30,475,377)
Total member's equity	4,340,723
Total liabilities and member's equity	$ 4,368,986

See accompanying notes to Statement of Financial Condition.

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

December 31, 2017

1. Organization

CION Securities, LLC, or the Company, is a Delaware limited liability company and a wholly-owned subsidiary of CION Investment Group, LLC, or CIG or the Parent. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities. The Company's primary business activity is to manage the sale of interests in alternative investments, including the sale of shares of beneficial interest of CION Ares Diversified Credit Fund, or CADC, and shares of common stock of CION Investment Corporation, or CIC, each an affiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company has been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. Management of the Company has evaluated all subsequent events through February 27, 2018, the date the Statement of Financial Condition was issued.

Cash

The Company's cash is held at one financial institution and at year end exceeds insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Revenue Recognition

The Company receives dealer-manager fees in connection with the offering of alternative investments. During the year ended December 31, 2017, dealer-manager fees were earned from the sale of shares of common stock of CIC and shares of beneficial interest of CADC. The amount of dealer-manager fees, typically up to 2% of the gross proceeds from the sale of shares of CIC and up to 0.75% of the gross proceeds from the sale of shares of CADC, is determined in accordance with their respective governance documentation. A portion of these dealer-manager fees may be paid, as a marketing reallowance, to third-party broker- dealers that actively assist in marketing efforts to reimburse them for permissible marketing expenses. The amount of this

2. Summary of Significant Accounting Policies (continued)

marketing reallowance will vary depending upon separately negotiated agreements with each broker-dealer. Generally, this marketing reallowance can total up to 1% and up to 0.25% of the proceeds from the sale of shares of CIC and CADC, respectively. Revenue and fees are recognized when an investor's subscription agreement is accepted by CIC and CADC, as applicable.

During 2017, the Company received expense reimbursements for (i) certain broker-dealer expenses related to CADC from CION Ares Management, LLC ('CAM"), the investment advisor of CADC, that are agreed upon by CAM's board of directors and (ii) conference and sponsorship expenses related to CIC from CION Investment Management, LLC ("CIM"), the investment advisor of CIC.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

During the year ended December 31, 2017, the Company earned 96% of its dealer-manager fee revenue from the sale of shares of common stock of CIC and 4% from the sale of shares of beneficial interest of CADC. Concentrations of risk with respect to receivables are limited to the receivables included in Due from affiliates, of which 89% were due from CAM, the investment advisor of CADC as of December 31, 2017.

Recent Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-14, *Revenue from Contracts with Customers*, which requires an entity to recognize revenue in an amount that reflects the consideration expected to be received in exchange for goods or services. The updated standard will replace most existing revenue recognition guidance in US GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In March 2016, FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus*

2. Summary of Significant Accounting Policies (continued)

Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to customers. The new standard further requires new disclosures about contracts with customers, including significant judgments the entity has made when applying the guidance. The Company will adopt the new standard effective January 1, 2018. As of the date these financial statements were issued, the Company has completed its evaluation of the new revenue guidance. Based on the Company's assessment, there will not be a significant impact on the timing or amount of revenue recognized nor will there be a significant impact on net income (loss). While the Company used the modified retrospective method to adopt the new revenue guidance, because there was no significant impact on the timing or amount of revenue recognized, the Company will not be required to make a cumulative effect adjustment to accumulated deficit upon its adoption.

The Company has implemented the necessary changes to its business processes, systems and controls to support recognition and disclosure of this new standard upon adoption on January 1, 2018.

In February 2016, FASB issued ASU 2016-02, *Leases*, which requires lessees to recognize assets and liabilities for leases with lease terms greater than twelve months on the balance sheet and disclose key information about leasing arrangements. The adoption of ASU 2016-02 becomes effective for the Company for annual reporting periods beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on the Statement of Financial Condition.

3. Related Parties

Pursuant to an expense-sharing agreement, CIG pays or incurs the Company's expenses and then allocates to the Company, in accordance with the terms and conditions of the expense-sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities.

Due from affiliates on the Statement of Financial Condition consists of fees and expense reimbursements recognized but not yet received. As of December 31, 2017, $1,398,567 and $178,146 of expense reimbursements are due from CAM and CIM, respectively.

3. Related Parties (continued)

The Parent increased its investment in the Company by $7,792,000 through contributions made at various times during the year ended December 31, 2017. The increase was made through direct cash contributions by CIG.

4. Income Taxes

The Company is a disregarded entity for tax purposes. As a result, the Company has no standalone income tax reporting requirement. The operating results of the Company are included in the consolidated federal and state partnership income tax returns of CIG. CIG files an unincorporated business tax return in New York City. The Company records a tax provision in its financial statements for the portion of tax liability or benefit that it contributes to the New York City unincorporated business tax return of CIG. The tax benefit recorded for the year ended December 31, 2017 is presented within Due from Parent on the accompanying Statement of Financial Condition.

As of December 31, 2017, the Company did not have any uncertain tax positions.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds regulatory requirements.

At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1. At December 31, 2017, the Company had net capital of $2,522,857, which was $2.517,857 in excess of its required minimum net capital of $5,000.

Advances to affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined by the Net Capital Rule, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.